Exhibit (a)(1)(i)

Cover Letter to Offer to Purchase and Letter of Transmittal

A&Q Multi-Strategy Fund

If you do not want to sell your shares at this time, please disregard this notice. This is simply notification of the Fund's tender offer.

June 22, 2026

Dear Shareholder:

We are writing to inform you of important dates related to the tender offer by A&Q Multi-Strategy Fund (the "Fund"). If you are not interested in selling your shares of beneficial interest of the Fund (the "Shares") at this time, please disregard this notice and take no action.

The tender offer period will begin on June 22, 2026 and end on July 20, 2026, and any Shares tendered to the Fund will be valued on September 30, 2026 for purposes of calculating the purchase price of such Shares. The purpose of the tender offer is to provide liquidity to shareholders of the Fund. Shares can be redeemed by means of a tender offer only during one of the Fund's announced tender offers.

Should you wish to sell any of your Shares during this tender offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) to the Fund's Administrator, BNY Mellon Investment Servicing (US) Inc. ("BNY"), either by mail or by fax. If you do not wish to sell any of your Shares, simply disregard this notice. No action is required if you do not wish to redeem at this time.

All requests to tender Shares must be received by BNY, either by mail or by fax, in good order, by July 20, 2026. If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with BNY by calling (877) 431-1973. Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting BNY to confirm receipt. If you fail to confirm receipt of your Letter of Transmittal with BNY, there can be no assurance that your tender has been received by the Fund.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Financial Advisor or BNY at (877) 431-1973.

Sincerely,

A&Q Multi-Strategy Fund